Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

September 5, 2014

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Barbara C. Jacobs

Re:	Dealer Services Holdings LLC
Form 10
File No. 001-36486

Ladies and Gentlemen:

On behalf of our client, CDK Global Holdings, LLC, a Delaware limited liability company (the “Company”), we hereby submit for review the accompanying Amendment No. 3 (“Amendment No. 3”) to the draft Registration Statement on Form 10 of the Company (the “Registration Statement”), in electronic form, which was submitted for review to the Securities and Exchange Commission (the “Commission”) on June 10, 2014.

Amendment No. 3 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter from Barbara C. Jacobs, dated September 2, 2014 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Registration Statement. For your convenience, references in the responses to page numbers are to the Amendment No. 3 and to the information statement included therein.

Securities and Exchange Commission

September 5, 2014

The Company has asked us to convey the following as its responses to the Staff:

Form 10

Exhibit 99.1

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Revenue Recognition, page 69

1.	We note in your response to prior comment 3 that you believe the software-related components do not meet any of the scope exceptions under ASC 985-605-15-4. Please describe the accounting literature that supports your conclusion that the telephony and laser products are software-related components. That is, identify the paragraphs that support your conclusion that the tangible products or hardware in your arrangements are subject to ASC 985-605. Further, you state that, “these elements have complex customized interfaces that allow them to communicate with, and function together with, the DMS.” You also state that you do “not sell telephony and laser products without the DMS; [you] only sell them as part of a packaged solution.” That is, your response suggests that the software and hardware function together to deliver the tangible product’s essential functionality and thus the DMS solution would be outside the scope of ASC 985-605. Please advise.

Response to Comment 1

DMS is a suite of integrated software solutions that enables its clients to manage the information systems and process workflows involved in running automotive retail operations, including areas such as general ledger, accounts payable, sales, inventory management and aftermarket service and parts. The Company markets DMS as a software solution similar to other enterprise resource planning, or ERP, systems; every client procures post-contract customer support, and the Company’s development efforts are focused on solutions for sale to third party clients. The Company’s clients can purchase DMS with or without certain ancillary add-ons, such as telephony and printing capabilities, but the hardware provided with these add-on services is not required for the core system functionality provided in the DMS solution. Therefore, revenues from the sale of the Company’s DMS solution are accounted for under ASC 985-605.

Historically, the Company included revenue associated with the ancillary add-ons for telephony and printing capabilities in its software-related revenue recognition model applied to all sales of its DMS solution. The amount of ancillary add-on sales for telephony and printing solutions for each of the fiscal years ended June 30, 2014, 2013, and 2012 is less than $20 million, which represents approximately 1% of the Company’s total revenue for each such fiscal year.

Securities and Exchange Commission

September 5, 2014

Going forward, in light of the Staff’s comments and due to the fact that the add-ons are incidental to the overall DMS contract, the Company will recognize revenue for the ancillary add-ons for telephony and printing capabilities in accordance with ASC 605, and not ASC 985-605. The impact of this change for the previously reported fiscal years ended June 30, 2013, 2012, and 2011 is additional revenue and cost of revenues of $4 million, $3 million and $4 million, respectively, and the impact to the balance sheet at June 30, 2013 and 2012 is a reduction of deferred expenses and deferred revenue of $48 million and $42 million, respectively. There is no impact to earnings before income taxes or net income. The Company has evaluated the quantitative and qualitative impacts on its prior periods and has concluded that the impacts described above are not material. Therefore, no changes will be made to previously reported financial statements. In response to the Staff’s comment, the Company has reflected this change in the financial statements for fiscal year 2014 as included in the Amendment No. 3.

2.	We note in your response to prior comment 4 that you record transactional revenues at gross given that you are the primary obligor. Please revise your disclosure to indicate your basis for gross or net presentation.

Response to Comment 2

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 69 and F-9 of Amendment No. 3.

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Securities and Exchange Commission

September 5, 2014

If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (212) 373-3124 or Noah A. Gold at (212) 373-3495.

Very truly yours,

/s/ David S. Huntington

David S. Huntington

cc:	Steven J. Anenen
CDK Global Holdings, LLC

Lee Brunz, Esq.
CDK Global Holdings, LLC